Filed by Regis Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies:

Alberto-Culver Company (Commission file number: 001-05050)

Sally Holdings, Inc. (Commission file number: 001-05050)

Regis Corporation (Commission file number: 001-12725)

Filing Person’s Commission file number: 001-12725

This Letter was distributed on January 25, 2006

Regis

Regis Corporation • 7201 Metro Boulevard • Minneapolis, MN 55439 • 952-947-7777 • Fax 952-947-7900

January 24, 2006

Dear Salon Associates and Field Management,

By now you have certainly heard the terrific news that we are acquiring Sally Beauty.  When the deal is completed later this summer, we will be double our current size, and will be established firmly within the select group of Fortune 500 companies.

This deal is a testament to all of you, because you are the reason Regis Corporation has grown to become the global leader in hair care.

Here are just a few of the many press clippings this transaction has generated in the mainstream and business press, so you can see what is being said about us in the media.

Congratulations, and thank you for all that you do for our customers every day.

Sincerely,

/s/ Paul D. Finkelstein

This letter and its attachments contain “forward-looking statements” within the meaning of the federal securities laws, including statements concerning anticipated future events and expectations that are not historical facts. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward–looking statements in this document reflect management’s best judgment at the time they are made, but all such statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in or implied by the statements herein. Such forward-looking statements are often identified herein by use of words including, but not limited to, “may,” “believe,” “project,” “forecast,” “expect,” “estimate,” “anticipate” and “plan.” In addition, the following factors could affect the Company’s actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include competition within the personal hair care industry, which remains strong, both domestically and internationally, and price sensitivity; changes in economic condition; changes in consumer tastes and fashion trends; labor and benefit costs; legal claims; risk inherent to international development (including currency fluctuations); the continued ability of the Company and its franchisees to obtain suitable locations for new salon development; governmental initiatives such as minimum wage rates, taxes and possible franchise legislation; the ability of the Company to successfully identify and acquire salons and beauty schools that support its growth objectives; the ability of the Company to complete the merger with Sally Beauty Company; the ability to integrate the acquired business; the ability of the company to maintain satisfactory relationships with suppliers; or other factors not listed above. The ability of the Company to meet its expected revenue growth is dependent on salon and beauty school acquisitions, new salon construction and same-store sales increases, all of which are affected by many of the aforementioned risks. Additional information concerning potential factors that could affect future financial results is set forth in the Company’s Annual Report on Form 10-K for the year ended June 30, 2005 and included in Form S-3 Registration Statement filed with the Securities and Exchange Commission on June 8, 2005. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made in our subsequent annual and periodic reports filed or furnished with the SEC on Forms 10-K, 10-Q and 8-K and Proxy Statements on Schedule 14A.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Regis Corporation and Alberto-Culver Company have entered into an agreement for the merger of Regis Corporation and the Sally Beauty Company business unit of Alberto-Culver Company and, in connection with this proposed transaction, will prepare and distribute a joint proxy statement/prospectus to the shareholders of Regis Corporation and Alberto-Culver Company. INVESTORS IN REGIS CORPORATION ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to get the joint proxy statement/prospectus and all relevant documents filed by Regis Corporation with the SEC free of charge at the SEC’s website www.sec.gov or from Regis Corporation Investor Relations at 7201 Metro Boulevard, Minneapolis, MN 55439, (952) 947-7777 or investorrelations@regiscorp.com.

PARTICIPANTS IN THE SOLICITATION

The respective directors, executive officers and other members of management and employees of Regis Corporation and Alberto-Culver Company may deemed to be participants in the  solicitation of proxies from their respective shareholders in favor of the merger and the related transactions. Information concerning persons who may be considered participants in the solicitation of Regis Corporation’s and Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Regis Corporation and Alberto-Culver Company with the SEC and will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Information concerning Regis Corporation’s participants in the solicitation is contained in Regis Corporation’s Proxy Statement on Schedule 14A, filed with the SEC on September 26, 2005. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.

Copyright 2006 Saint Paul Pioneer Press

All Rights Reserved

Saint Paul Pioneer Press (Minnesota)

January 11, 2006

Section: Business, page 1C

Regis, Sally to merge

Hair-care giant in $2.6 billion deal for supply unit of Alberto-Culver

By Scott Carlson, Pioneer Press

Edina-based hair-care giant Regis Corp. said Tuesday it is merging with the salon-supply business of Alberto-Culver Co. in a deal valued at $2.6 billion and aimed at doubling Regis’ sales.

The alliance with Sally Beauty Co. will extend Regis’ reach into the beauty-supply distribution and retail arena, boosting its annual sales to between $4.5 billion and $5 billion and giving it 70,000 employees worldwide.

Regis, which operates about 11,000 salons under its own and eight other names, will pick up about 2,500 Sally Beauty stores in the merger along with about 825 Beauty Systems Group outlets; the latter operation sells solely to hair salon stylists and barbers. For fiscal 2005, Sally Beauty posted sales of about $2.25 billion and pretax profits of about $224 million.

In an analysts’ conference call, Regis Chief Executive Paul Finkelstein said the merger will give his firm “enormous opportunities’’ to boost pretax profit margins, increase cash flow, cut costs for buying hair products and possibly create its own hair-care brands. He said Regis’ annual stock dividend will more than double, to 36 cents per share.

On Wall Street investors responded favorably, sending Regis shares up $3.07, or 7.7 percent, to $42.59.

Analysts also applauded the deal. Regis’ doubling in size “will give them greater scale in purchasing leverage with their vendors,’’ said Mitch Kaiser, an analyst at Piper Jaffray Cos.

In merging with Sally Beauty, about two-thirds of Regis’ sales now will come from product sales, with the remainder from hair salons – a reverse of its current mix, Kaiser said.

But there’s one possible concern: Is Regis biting off too much with this acquisition? In recent years the company has seen rapid expansion, acquiring thousands of small salons and adding beauty schools and the Hair Club for Men and Women to its portfolio.

“They are spreading themselves a little thin,’’ Kaiser contended.

But Finkelstein disagreed, noting Regis plans to keep Sally Beauty’s management team. “If they didn’t have an unbelievably deep management team, we wouldn’t have touched this with a 50-foot pole,’’ Finkelstein said. “We are comfortable in biting off this huge chunk.’’

Meanwhile, Finkelstein expects that combining Regis and Sally Beauty will create a new company capable of posting “double-digit top and bottom-line growth for many years to come. We expect our long-term earnings growth rate to be in the range of 8 to 12 percent.’’

Excluding some one-time charges, Regis expects the merger to be break-even or slightly accretive to earnings for fiscal 2007 and boost earnings about 3 percent in fiscal 2008.

Regis’ deal comes in the midst of retail industry consolidation. For their part, Alberto-Culver officials said the spinoff of Sally Beauty will allow them to focus on their consumer products business more effectively. They said the merger enables Sally Beauty to achieve a No. 1 status in the hair salon sector without battling for decades to try to gain that distinction.

Alberto-Culver intends to spin off Sally Beauty, and then Regis will merge with the spun-off company. Sally’s stockholders will receive 0.6 shares of newly issued Regis stock in exchange for each Sally share. The stock transaction is valued at about $2.2 billion; Regis has also agreed to assume about $400 million in debt.

Pending regulatory approvals, the parties expect to close their deal by early summer. The combined company will continue to be called Regis with its headquarters in Edina and Finkelstein as its CEO.

Scott Carlson covers retail and can be reached at 651-228-5470 or scarlson@pioneerpress.com.

AT A GLANCE

Buyer: Regis Corp.

Business: Operates 11,000 hair salons

Fiscal 2005 revenue: $2.19 billion

Based: Edina

Employees: 55,000

Acquisition: Alberto-Culver’s Sally Beauty Co. unit

Business: Operates 3,2000 beauty-supply stores and manages a direct sales force of 1,2000

Fiscal 2005 revenue: $2.25 billion

The deal: Each spun-off Sally Beauty share will be converted into 0.6 of a share of newly issued Regis stock.  The merged company also will assume $400 million in debt from the former Alberto-Culver business.

Copyright 2005 The Financial Times Information Limited.

All rights reserved.

The Wall Street Journal

Section B, page 2, column 3

January 11, 2006

Alberto-Culver will merge unit with Regis Corp

By Ilan Brat

Alberto-Culver Co. plans to split off its retail beauty supplies subsidiary to Regis Corp., the world’s largest operator of beauty salons, in a $2.6 billion deal.  The agreement - a further consolidation of the hair-care and salon industry - calls for Alberto-Culver’s 2,419 Sally Beauty stores and 822 Beauty Systems Group outlets to be combined with Regis, the Minneapolis company that operates almost 11,000 beauty salons under such names as Supercuts and Vidal Sassoon.  Shareholders of Alberto-Culver, Melrose Park, Ill., will own a majority of the new company under the Regis name.  Those shareholders will receive 0.6 Regis shares for each Alberto-Culver share they own and a special $3 per share dividend.  The deal is subject to shareholder and regulatory approval.  The companies said the agreement will enable Alberto-Culver to focus on its well-known consumer brands, including Alberto VO5, St. Ives, TRESemmé and Nexxus, while Regis will have greater opportunity to sell beauty products carried in Sally stores to salon patrons.  “This is a marriage made in heaven,” said Howard Bernick, Alberto-Culver’s president and chief executive officer.  “We knew that there was something there, and we had to pick the right time, and the right structure to accomplish it.”  However, some worried that Alberto-Culver is losing a key performer in Sally Beauty, which accounted for 64% of sales in the company’s latest fiscal year.  Standard and Poor’s put Alberto-Culver’s debt on ratings watch, saying the deal “will weaken the company’s business profile.”  Shares of Alberto-Culver fell $1.43, or 3% to $46.55 in New York Stock Exchange composite trading.  Regis rose $3.07, or 8%, to $42.59, also on the NYSE.  Mr. Bernick said Alberto-Culver’s consumer-products division has been growing and contributing more to the company’s overall performance.  “Consumer products has gotten so much bigger and so much stronger that it could stand alone on its own,” he said.  The companies had been discussing a combination off and on for years even as others in the industry were combining.  In the last decade, Estee Lauder Cos. purchased Aveda Corp., and Procter & Gamble Co. purchased Wella AG.  Talks between Alberto-Culver and Regis grew serious last summer after Alberto-Culver acquired hair-products brand Nexxus Products, and Regis chairman and chief executive Paul Finkelstein called Mr. Bernick to discuss a deal.

Star Tribune: Newspaper of the Twin Cities (Minneapolis, MN)

Copyright 2006 Star Tribune: Newspaper of the Twin Cities

January 11, 2006

Section: Business

TURNING UP THE HEAT

Regis’ size will double with $2.6 billion deal

The hair salon operator hopes the purchase of Sally Beauty will give it clout to keep manufacturers from selling its products to mass-market stores.

Chris Serres

Staff Writer

For years, hair salons have been unable to stop supermarkets and discount stores such as Target from selling hair care products labeled “For Sale in Professional Salons Only.”

Now, the world’s largest hair salon operator, Regis Corp., is determined to fight back. The Edina-based company on Tuesday announced its largest acquisition, a $2.6 billion purchase of the Sally Beauty retail chain that will double Regis’ sales and establish its first distribution arm to independent hair salons.

Regis hopes to use its increased size to pressure manufacturers to keep more of its hair products out of the hands of mass-market retailers. “We’re not going to throw any [manufacturers] out, but we will reward our friends,” said Paul Finkelstein, chairman and chief executive of Regis.

The deal represents a significant shift for Regis, and one that analysts applauded Tuesday because hair care products carry much higher margins. Finkelstein estimates that Regis currently makes a pretax profit margin of about 9 percent, compared with 12 percent at Sally Beauty.

It’s also a business that is better insulated than most against economic downturns, said Harrison Grodnick, a senior portfolio manager and principal at Minneapolis Portfolio Management Group, which owns 278,000 shares of Regis.

“There could be an asteroid coming to hit the world head-on, that would wipe out civilization as we know it, but most of us would still get our hair cut,” Grodnick said.

Investors on Tuesday bid up Regis shares. The stock closed at $42.59, up $3.07, or 7.8 percent. Shares of Sally Beauty parent firm Alberto-Culver Co. dipped $1.43, to $46.55, down 3 percent.

The deal is complicated. Alberto-Culver shareholders will keep their shares plus get 0.6 share of Regis for each Alberto-Culver share they own. Shareholders also will get a special dividend of $3 per share.

With combined sales of more than $4.3 billion, the deal will boost Regis - already a Fortune 1,000 company - into the Fortune 500.

Hair care products strategy

Shampoo and hair conditioner made by manufacturers such as Paul Mitchell, Redken and Tigi are not intended to be sold in discount stores. Yet distributors have managed to strike side deals with mass-market retailers.

Among hair salon operators, the practice is known as “product diversion,” and it costs them millions of dollars in lost sales each year in addition to diminished brand value.

Industry analysts say manufacturers often turn a blind eye to the practice, because it helps sales. In a typical situation, a wholesaler receives products from a manufacturer and then sells its excess supply directly to retailers. It’s now possible to find limited quantities of professional hair care products in Walgreens, Cub Foods, Target and other stores.

Though considered a powerhouse in the hair care industry with 11,000 salons worldwide, Regis was still not big enough to discourage manufacturers and distributors from selling its hair care products into what the industry calls the “gray market.”

Regis’ purchase of Sally Beauty should get vendors’ attention. Based on some estimates, it will more than double Regis’ share of the professional hair care market in the United States to 25 to 30 percent from its current 12 to 15 percent. The transaction would include Sally Beauty’s 3,200 stores and its 1,244-person direct sales force, which sells hair care products directly to salons and professional stylists.

Now, using its increased size as leverage, Regis can dangle carrots in front of its vendors. Those who do a good job of keeping their products out of Walgreens or Target will be rewarded with more prominent displays in its hair salons, and more aggressive promotions from sales consultants. Manufacturers who fail to curtail diversion could have their marketing cut.

“You can walk into a mass merchant, whether its a Target or a Walgreens, and you can see a whole wall of shampoo ... that’s only supposed to be sold in salons,” Finkelstein said. “If we can curtail diversion, then it should help our sales.”

Since going public in 1991, Regis has been a relentless acquirer. It has added 800 to 1,000 hair salons a year since the late 1990s, with about half that growth coming through acquisitions.

Annual sales have increased from $1.45 billion in fiscal year 2002 to $2.19 billion in 2005, a gain of 51 percent.

However, most of those acquisitions have involved hair salon chains, which meant that about 70 percent of Regis’ sales came from the actual cutting or styling of hair. But with the Sally Beauty acquisition, hair styling will represent less than half the company’s sales. The majority will come from hair products such as shampoo and conditioner, sold in Sally Beauty stores and Regis salons.

Chris Serres - 612-673-4308

Regis Corp. & Sally Beauty

The deal: Regis will acquire the Sally Beauty Co. unit of Illinois-based Alberto-Culver Co. in a deal valued at $2.6 billion.

The terms: Alberto-Culver shareholders will get 0.6 of a share of Regis for each Alberto-Culver share they own; in addition, Alberto-Culver will pay a special cash dividend of $3 per share after the transaction closes.

The strategy: To create a global professional beauty products distribution and services company with more than 13,300 salons worldwide, plus retail outlets; a direct-sales force of 1,244; 90 hair restoration centers, and 35 beauty education schools.

The impact: Edina-based Regis, with more than $4.3 billion in combined sales after the deal closes, would rank 13th on the Star Tribune 100 list of the state’s largest public companies, up from No. 23 last year.

Growth by acquisition

Over the past 12 years, Regis Corp. has completed 339 acquisitions, adding 7,165 locations in North America and abroad. The company spent $336 million on acquisitions in 2005, $110 million in 2004 and $92 million in 2003. Major deals included:

2003

• Haircare Ltd.

• 286 salons from Opal Concepts Inc. for $10.4 million

2004

• Blaine Beauty Career Schools

• Holiday Hair Salons

2005

• Hair Club for Men and Women for $250.5 million

• Minority investment in Cool Cuts 4 Kids, 59 children’s salons

• Three cosmetology schools

Major Regis shareholders

Shareholder	Pct. owned
Neuberger Berman	7.03%
Kayne Anderson Rudnick Investment Management	6.48
RS Investment Management	4.8
Barclays Global Investors	4.6
Wasatch Advisors Inc.	3.3
Myron Kunin (1)	2.41
Paul Finkelstein (CEO)	2.19

• Source: Bloomberg News and Regis proxy

(1) Includes 1,027,993 shares owned by Curtis Squire Inc. Myron Kunin, who is vice chairman of Regis, owns a majority of the voting stock of Curtis Squire Inc.

Cutting a big deal

Regis Corp. said it will acquire a unit of Alberto-Culver  Co. for $2.2 billion in stock and the assumption of  400 million in debt. Regis stock rose $3.07, or 7.8 percent, in trading on Tuesday.

Weekly stock closes

Tues., 01/10/05:  $42.59

(See microfilm for complete chart)

Star Tribune: Newspaper of the Twin Cities (Minneapolis, MN)

Copyright 2006 Star Tribune: Newspaper of the Twin Cities

January 16, 2006

Section: Business Insider

Regis’ growth engine

 The hair-care company’s CEO may be best known as a dealmaker, but his touch with operations is formidable, too.

John Reinan

Staff Writer

Paul Finkelstein won’t play golf unless he can be in the day’s first group off the tee. “I’m impatient to a fault,” said the CEO of Regis Corp. “I would not be a good retiree.”

He might not have to worry about that anytime soon. Finkelstein began his 18th year as chief executive with a bang on Tuesday, orchestrating the $2.6 billion acquisition of Sally Beauty from Alberto-Culver Co.

When completed, the deal will catapult Regis - already the largest company in the salon business - into the Fortune 500. And at age 63, Finkelstein said he’s enjoying himself enough to stick around for another 10 years.

“Why shouldn’t a person do it as long as they have enthusiasm?” he said, sipping caffeine-free Diet Coke in the Regis headquarters, a nine-story tower in an Edina office park. “It takes a long time to reach critical mass, but now people know we’re a hell of a company.”

Investors have known it for years. After working its way through an ill-fated leveraged buyout in the late ‘80s, Regis has turned in a stellar performance, with the stock price climbing from the $15 range five years ago to recent highs above $40 a share.

Led by Finkelstein, the company has grown through acquisition, closing more than 300 deals in the past decade while keeping its balance sheet largely free of crippling debt. The Sally Beauty deal is an anomaly for Regis, which normally focuses its takeover attention on small and midsize salon chains.

“We’re able to give an exit strategy to people who don’t have one,” Finkelstein said. “If you have a salon in Ridgedale and you want to move to Naples, Fla., you have two choices: Call us or turn the key over to the landlord.

“Our basic belief is to understand what we’re not,” he said. “We’re not in that high-end arena. We’re very disciplined; we like small boxes, we like low break-even points.”

Keeping the focus on people

Finkelstein is a numbers maven, a graduate of Harvard Business School who scored a perfect 800 on his college math boards. He meets quarterly with every vice president and divisional chief operating officer for a personal review of their profit-loss statements.

But Regis executives say his most remarkable management quality is a consistent focus on people.

“The No. 1 question he asks is, ‘Are you taking care of your people?’” said Norma Knudsen, chief operating officer of Trade Secrets, a Regis division. “He’s asked me that a thousand times, and I know he’ll continue to ask it.”

Eight years ago, when Knudsen’s husband had a heart attack, Finkelstein not only called her every day, he called her daughters, too.

“I had a headhunter say to me once, ‘What does it take to get a Regis executive to go out?’” Knudsen said. “And that says a lot about his character. He’ll walk through the office and say hello to everyone, and you never hear anyone call him Mr. Finkelstein - it’s always Paul.”

The focus on people translates into empowering managers - and demanding results. Regis, a company with more than 55,000 employees, has no corporate human-resources department.

“If someone has a people problem at a salon in Colorado, it’s the operation people’s job to fix it,” Finkelstein said. “And if there’s a lawsuit settlement, it goes right on their P&L, and they have to look at it for the next 24 months.”

But he lavishly rewards top performers, taking the company’s best managers and supervisors on an overseas trip every year.

“And they don’t stay at a Sheraton,” Finkelstein said. “We’ll stay at a Four Seasons or the equivalent. They get exposed to a level of customer service they’ve never seen before. “We’re really a little-town company,” he said, “and they become more worldly. And it keeps them with us.”

Driven by work

Finkelstein is a congenial companion at business-related social events, said Randy Pearce, Regis’ chief financial officer. But he passes up far more invitations than he accepts, especially those involving outdoor activities.

“He’ll say, ‘Jews don’t fish’,” Pearce said with a laugh. “There’s a social side to Paul; he’s a fun guy to be with. But he’s not everybody’s best pal. By his choice, Paul has few close friends.

“He is driven by work. He works on deals at home. I routinely have voice mails from him at 4:30 a.m.”

Finkelstein and his wife, Barbara, have two grown sons, both living in New York. Brad is a partner at the law firm O’Melveny and Myers, and Michael is one of the nation’s top salesmen for Northwestern Mutual.

Finkelstein was an active deal-maker before the Sally Beauty acquisition, and he might pull off dozens more deals before he’s done, but the Sally takeover is likely to stand as his legacy, said Harrison Grodnick, a principal with Minneapolis Portfolio Management Group and owner of 278,000 Regis shares.

“Without a doubt, it is the crowning deal of his tenure,” Grodnick said. “There aren’t that many people who last 17 years as a CEO, and we have a lot of respect for what he’s done.

“This company has made more than 300 acquisitions during his tenure, and there have been a couple that turned out badly,” he said. “But his batting average is incredible.”

John Reinan - 612-673-7402

Reprinted with permission from The Star Tribune © 2005.  Clearance License 3.450.4859882-84864; all rights reserved.